================================================================================







                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                     for the year ended December 31, 1999

               AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                            (Full title of the Plan)

                      AMERICAN HOME PRODUCTS CORPORATION
         (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms

                          Madison, New Jersey 07940
                   (Address of principal executive office)




==============================================================================

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AMERICAN HOME PRODUCTS CORPORATION
                              ----------------------------------
                                                (Registrant)


                              By:   /s/ Paul J. Jones
                                    -----------------

                                    Paul J. Jones
                                    Vice President and Comptroller

Date: June 21, 2000

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN


                                    By:   /s/ Thomas M . Nee
                                          ------------------

                                          Thomas M. Nee
                                          Chairman of the American Home
                                          Products Corporation Savings
                                          Plan Committee

Date: June 21, 2000

                       AMERICAN HOME PRODUCTS CORPORATION

                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                       AMERICAN HOME PRODUCTS CORPORATION

                                  SAVINGS PLAN

                          DECEMBER 31, 1999 AND 1998

                                      INDEX

                                                                     Page
                                                                     ----

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
Equity as of December 31, 1999 and 1998                                1

Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended

December 31, 1999                                                      2

Notes to Financial Statements                                        3 - 8

Supplemental Schedules:

I.     Item 4i - Schedule of Assets Held for
       Investment Purposes as of December 31, 1999                Schedule I

II.    Item 4j - Schedule of Reportable Transactions
       For the Year Ended December 31, 1999                       Schedule II

Consent of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1999 and 1998, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
June 5, 2000

                American Home Products Corporation Savings Plan
          Statements of Net Assets Applicable to Participants' Equity
                        As of December 31, 1999 and 1998



                                                        December 31,
                                                   1999             1998
                                              --------------   --------------
   Assets:
      Investments, at fair value              $1,957,392,047   $1,967,030,204

      Loans to participants                       33,779,287       32,563,873

      Receivables:
        Employer contribution                      1,443,453        1,381,304
        Participant contribution                   4,817,598        4,595,070
        Loan repayments                              582,411          603,339
        Due from brokers for securities sold               0        9,171,558
                                              --------------   --------------
            Total receivables                      6,843,462       15,751,271
                                              --------------   --------------

        Cash and cash equivalents                 24,979,751       11,868,722
                                              --------------   --------------

            Total Assets                       2,022,994,547    2,027,214,070
                                              --------------   --------------


   Liability:
        Due to broker for securities
        purchased                                  4,480,221                0
                                              --------------   --------------

   Net Assets Applicable to Participants'
   Equity                                     $2,018,514,326   $2,027,214,070
                                              ==============   ==============


               The accompanying notes to financial statements are
                     an integral part of these statements.

                American Home Products Corporation Savings Plan
     Statement of Changes in Net Assets Applicable to Participants' Equity
                      For The Year Ended December 31, 1999


                                                               Year ended
                                                           December 31, 1999
                                                           -----------------

     Additions to net assets attributed to:
      Investment Loss:
         Net depreciation in market value
         of investments                                       ($122,666,700)
      Interest                                                   32,694,965
      Dividends                                                  71,215,574
                                                            ---------------
          Total investment loss                                 (18,756,161)



      Contributions:
         Employer                                                33,150,709
         Participant                                            114,703,956
                                                            ---------------
             Total contributions                                147,854,665
                                                            ---------------
      Rollovers into Plan                                        11,126,918
                                                            ---------------


                Total additions                                 140,225,422
                                                            ---------------


     Deductions from net assets attributed to:
          Benefits paid to participants                         146,875,417

          Transfer out of Plan                                    2,049,749
                                                            ---------------

                Total deductions                                148,925,166


          Net deductions                                        (8,699,744)



     Net Assets Applicable to Participants'
     Equity:
          Beginning of Year                                   2,027,214,070
                                                            ---------------

          End of Year                                        $2,018,514,326
                                                            ===============

               The accompanying notes to financial statements are
                      an integral part of this statement.

                       AMERICAN HOME PRODUCTS CORPORATION
                                  SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the American Home Products Corporation Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") and became effective on April 1, 1985. Full or part-time (U.S. paid) employees of the Company and its participating subsidiaries who are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after attaining age 21, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the "Code").

On May 4, 1999, the AHPC Savings Plan Committee (the "Committee") approved that the AHPC Solgar Union Profit Sharing be merged into the Plan. The balances were transferred into the Plan on October 1, 1999 and became 100% vested prior to the transfer.

In connection with the sale of Eurand America on April 1, 1999, the assets attributable to participants from this business were transferred out of the Plan.

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's covered compensation.
Participants direct the investment of their contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral and after-tax contributions and rollovers plus actual earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the matching contribution according to the following schedule:

                                                   Vesting
           Years of Continuous Service            Percentage
           ---------------------------            ----------
               1 year completed                        0%
               2 years completed                      25%
               3 years completed                      50%
               4 years completed                      75%
               5 years completed                     100%

Regardless of the number of years of continuous service, participants shall be fully vested in their matching contribution account upon reaching age 65 or upon death, if earlier.

The non-vested portion of the matching contribution is forfeited and becomes available to satisfy future Company matching contributions, if employment is terminated prior to full vesting. During 1999, forfeitures of $859,989 were used to offset Company contributions. As of December 31, 1999, the amount of forfeitures available to offset future Company contributions totaled $560,500.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan Document, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Committee. Participants are limited to one non-hardship and one hardship withdrawal each year, provided they have no other funds that are readily available to meet that need. Participants cannot make a hardship withdrawal of the earnings on before-tax account balances which were credited to their accounts on or after January 1, 1988.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $5,000 and the participant is less than 70 1/2 years of age.

Loans
-----

Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on outstanding loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

Amendments to the Plan
----------------------

Effective July 1, 1999, the Committee amended the Plan to accept rollovers of lump-sum distributions from the AHPC Retirement Plan - U.S. The Plan will also provide for pre-approved withdrawals for retirees and eliminate the Plan's final distribution administrative requirement at age 70 1/2. Also, the Plan was amended to allow pre-approved withdrawals for active employees with respect to after-tax savings and for distributions after age 59 1/2.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
--------------------

AHPC's common stock is recorded at fair market value at December 31, 1999 and 1998. Shares in the Fidelity Funds and the MAS Value Portfolio are recorded at fair market value, which is based on their published net asset value at December 31, 1999 and 1998. The investment contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by the Fidelity Management Trust Company (the "Trustee") which approximates market value (see also NOTE 3).

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net depreciation on investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

The net change in the difference between cost and current market value of investments held is reflected in net depreciation on investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by AHPC.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgements and estimates made by management.

Reclassifications
-----------------

Certain reclassifications have been made to the December 31, 1998 financial statements to conform with the December 31, 1999 presentation.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows:

      Interest Income Fund - consists primarily of contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor's. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. During 1998, the Company began investing in a collective trust. The purpose of the collective trust is to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts in guaranteed investment contracts and readily marketable assets. The average blended interest rate attributable to the contracts in the interest income fund approximated 6.51% for 1999 and 6.63% for 1998.

      AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

      Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

      Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests in high yielding securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

      Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

      Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

      Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, that invests primarily in domestic and international small capitalization equities.

      MAS Value Portfolio - consists of shares in a mutual fund managed by Miller Anderson & Sherrerd which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of AHPC. Fidelity Management Trust Company was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 5 - FEDERAL INCOME TAX STATUS
         -------------------------

The Plan obtained its latest determination letter on November 29, 1995, in which the Internal Revenue Service stated that the Plan, as amended effective December 22, 1994, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code.

NOTE 6 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                    1999           1998
                                                    ----           ----
AHPC Common Stock, 13,805,731 and
12,000,689 shares, respectively                 $544,470,548   $675,971,089

Fidelity Magellan Fund                          $279,012,224   $193,011,303

Fidelity Balanced Fund                          $158,402,635   $155,613,787

Fidelity Spartan U.S. Equity Index Fund         $442,357,983   $380,335,155

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($122,666,700) as follows:

                    Mutual Funds               $105,783,435
                    Common Stock               (228,450,135)
                                              -------------
                    Total                     ($122,666,700)
                                              =============

NOTE 8 - SUBSEQUENT EVENTS
         -----------------

On March 21, 2000, the Company announced that it signed a definitive agreement with BASF Aktiengesellschaft for the sale of the Cyanamid Agricultural Products business. Under this agreement, account balances of active employees of the Agricultural business would be transferred out of the Plan.

                                                                      Schedule I
                American Home Products Corporation Savings Plan
      Schedule H Item 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
                  Employer Identification Number - 13-2526821
                               Plan Number - 045

                                                      (d) Cost/
                            (c) Description of        Contract      (e) Current
(a&b) Identity of Issuer         Investment             Value           Value
------------------------   -----------------------  -------------   ------------

Group Annuity and Investment Contracts:
---------------------------------------

Allstate Life Insurance    GIC 6.30%  Due 9/15/00      $6,495,170     $6,495,170
                           GIC 6.75%  Due 3/15/01      31,325,457     31,325,457


American International     GIC 5.53%  Due 12/15/00     20,448,786     20,448,786
Life


John Hancock Mutual Life   GIC 7.05%  Due 9/28/01      24,351,295     24,351,295
Insurance                  GIC 5.80%  Due 2/18/03      21,746,029     21,746,029
                           GIC 6.05%  Due 12/15/04     16,138,202     16,138,202

Massachussetts Mutual      GIC 6.82%  Due 9/15/03      17,218,402     17,218,402
Life Insurance

Metropolitan Life          GIC 6.38%  Due 6/15/00      23,283,459     23,283,459
Insurance                  GIC 7.00%  Due 12/15/02     23,354,635     23,354,635

Monumental Life Insurance  GIC 6.74%  Due 6/15/00      29,675,520     29,675,520
                           GIC 6.10%  Due 3/15/01       8,895,832      8,895,832
                           GIC 6.56%  Due 6/16/03      22,065,030     22,065,030

New York Life Insurance    GIC 7.10%  Due 12/15/05     30,084,686     30,084,686

Pacific Mutual Life        GIC 6.06%  Due 6/30/01      15,077,867     15,077,867
Insurance                  GIC 7.05%  Due 6/14/02      12,363,002     12,363,002
                           GIC 6.73%  Due 9/15/02      29,976,297     29,976,297

Principal Mutual Life      GIC 6.40%  Due 3/31/00      34,678,382     34,678,382
Insurance                  GIC 5.65%  Due 4/25/00      20,542,877     20,542,877


Security Life of Denver    GIC 7.05%  Due 6/14/02      17,874,730     17,874,730

Transamerica Life and      GIC 6.24%  Due 9/15/00      20,358,058     20,358,058
Annuity                                               --------------------------

 Total Group Annuity and Other
 Investment Contracts                                $425,953,716   $425,953,716
                                                     ===========================

               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                                                     Schedule I
                                                                     (Continued)

                American Home Products Corporation Savings Plan
      Schedule H Item 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
                  Employer Identification Number - 13-2526821
                               Plan Number - 045

                                                      (d) Cost/
                           (c) Description of        Contract      (e) Current
(a&b) Identity of Issuer        Investment             Value           Value
------------------------   -----------------------  -------------   ------------

Collective Trust:
-----------------

SEI Financial Management   5.98%                       $8,571,124     $8,571,124
                                                      ===========   ============

American Home Products*
  Corporation Common Stock 13,805,731 shares         $599,829,661   $544,470,548
--------------------------
                                                     ============   ============

Mutual Funds:

Fidelity Management Trust  Magellan Fund
Company*                   2,042,100 shares          $209,490,317   $279,012,224
                                                     ============   ============

Fidelity Management Trust  Balanced Fund
Company*                   10,312,671 shares         $151,232,206   $158,402,635
                                                     ============   ============

Fidelity Management Trust  International Growth &
Company*                   Income Fund
                           2,223,075 shares           $47,874,443    $66,914,558
                                                     ============   ============

Fidelity Management Trust  Spartan U.S. Equity
Company*                   Index Fund
                           8,492,186 shares          $255,814,554   $442,357,983
                                                     ============   ============

Fidelity Management Trust  Low-Priced Stock
Company*                   Fund
                           959,468 shares             $23,020,296    $21,722,362
                                                     ============    ===========

Miller Anderson & Sherrerd MAS Value Portfolio
                           824,681 shares             $13,275,504     $9,986,897
                                                     ============    ===========

Loans Receivable:
-----------------

Loans to Plan Participants Rates ranging from
                           6.5% to 11%
                           Due through 2015           $33,779,287    $33,779,287
                                                     ============    ===========

* Represents a party-in-interest to the Plan.

               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                                                                                                         Schedule II
                                           American Home Products Corporation Savings Plan
                                     Schedule H Item 4j - Schedule of Reportable Transactions (a)
                                               For the Year Ended December 31, 1999
                                            Employer Identification Number - 13-2526821
                                                          Plan Number - 045

                                                                                                       (h) CURRENT
                                                                           (f)EXPENSES                   VALUE OF
                                    (c)                                      INCURRED                    ASSET ON
(a&b) IDENTITY OF PARTY INVOLVED  PURCHASE     (d) SELLING   (e) LEASE        WITH      (g) COST OF    TRANSACTION  (i) NET GAIN OR
      AND DESCRIPTION OF ASSET     PRICE          PRICE        RENTALS     TRANSACTION      ASSET          DATE           LOSS
------------------------------------------------------------------------------------------------------------------------------------

BANK OF BOSTON
    27 PURCHASES                  $123,741,113            $0          $0            $0  $123,741,113   $123,741,113               $0
    27 SALES                                $0  $123,741,113          $0            $0  $123,741,113   $123,741,113               $0

JOHN HANCOCK MUTUAL
    19 SALES                                $0  $112,561,453          $0            $0  $112,561,453   $112,561,453               $0

SEI FINANCIAL
MANAGEMENT
    22 PURCHASES                  $113,800,000            $0          $0            $0  $113,800,000   $113,800,000               $0
    36 SALES                                $0  $126,480,229          $0            $0  $126,480,229   $126,480,229               $0

FIDELITY INSTITUTIONAL MONEY
MARKET FUND
    228 PURCHASES                 $633,194,177            $0          $0            $0  $633,194,177   $633,194,177               $0
    243 SALES                               $0  $647,047,176          $0            $0  $647,047,176   $647,047,176               $0


(a)  Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5%
     of the total Plan net assets as of the beginning of the Plan year.

                     The accompanying notes to financial statements are an integral part of this schedule.


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                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  -----------------------------------------

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements Nos. 33-45324 and 33-57339 and Form S-8 Registration Statements Nos. 2-96127, 33-24068, 33-41434, 33-53733,
33-55449, 33-45970, 33-14458, 33-50149, 33-55456, 333-15509, and 333-76939.

                                          ARTHUR ANDERSEN LLP

New York, New York
June 21, 2000